EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2004	2005	2006	2007	2008	6/30/2009	6/30/2009
EARNINGS
Income Before Income Taxes and Equity Earnings	$127,417	$114,341	$138,289	$87,333	$129,489	$165,705	$58,165
Fixed Charges (as below)	58,094	55,808	63,242	79,435	119,516	126,633	52,364
Total Earnings	$185,511	$170,149	$201,531	$166,768	$249,005	$292,338	$110,529

FIXED CHARGES
Interest Expense	$54,261	$50,089	$55,213	$60,619	$93,150	$94,027	$35,289
Credit for Allowance for Borrowed Funds Used During Construction	312	1,198	2,208	9,795	19,800	25,951	13,725
Trust Dividends	(179)	(179)	(179)	(179)	(134)	(45)	-
Estimated Interest Element in Lease Rentals	3,700	4,700	6,000	9,200	6,700	6,700	3,350
Total Fixed Charges	$58,094	$55,808	$63,242	$79,435	$119,516	$126,633	$52,364

Ratio of Earnings to Fixed Charges	3.19	3.04	3.18	2.09	2.08	2.30	2.11